

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Lawrence Garcia
Chief Executive Officer
Ameriguard Security Services, Inc.
5470 W. Spruce Avenue, Suite 102
Fresno, CA 93722

> **Re: Ameriguard Security Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 11, 2023**
> **File No. 333-271200**

Dear Lawrence Garcia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 11, 2023

Corporate History, page 1

1. In the sixth paragraph of this section, you disclose that you purchased 10,000,000 shares of Series A-1 Preferred Stock of AGSS from Custodian Ventures, LLC for $500,000. In the last paragraph of this section, you disclose you have no such shares issued and outstanding. Please revise your disclosure to explain the nature and terms of the transaction resulting in the 10,000,000 shares of Series A-1 Preferred Stock no longer being issued and outstanding. In your response, explain where the transactions are presented on your Statements of Stockholders' Equity as well as the nature of the 675,000 shares of preferred stock that is presented on your Statements of Stockholders' Equity as of December 31, 2020.

Management's Discussion and Analysis and Results of Operations, page 23

2.	The net loss of $74,003 for the year ended December 31, 2022 and net income for the year ended December 31, 2021 of $128,038 as disclosed on page 24 do not agree to the amounts reflected in the consolidated statement of operations for these periods on page F-4 and appear to represent your net income(loss) from operations rather than your net income (loss). Please reconcile and revise your disclosure to correct these inconsistencies.

3.	We note your response to comment 4 and reissue the comment in-part. Your discussion and analysis should include descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations. In this regard, we note that 87% of your guard services revenue was earned from four federal contracts operated by the company and that the contracts and their respective terms are applicable to the relevant periods reported in this registration statement. Please revise this section to provide a concise summary of the material terms of your current contracts including the four federal contracts. See Item 303 of regulation S-K.

Liquidity and Capital Resources , page 24

4.	The amounts of cash generated from operations of $223,000, cash used in investing activities of $266,600 and cash used in financing activities of $859,000 during the year ended December 31, 2022 as disclosed on page 24 do not agree to the amounts reflected in your statement of cash flows for this period on page F-6. Please reconcile and revise these disclosures.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 39

5.	You state that the beneficial ownership table is as of July 31, 2022. Please revise so that the table is as of the most recent practicable date. See Item 403 of Regulation S-K.

Financial Statements
Statements of Cash Flows, page F-6

6.	Please correct as necessary your statement of cash flows for the years ended December 31, 2022 and 2021, and the quarters ended March 31, 2023 and March 31, 2022. We note for example, that you present depreciation expense, a non-cash adjustment to net income/loss, as an investing activity instead of as an operating activity for the years ended December 31, 2022 and 2021, and loan principle payments as investing activities instead of financing activities for the quarters ended March 31, 2023 and 2022. For guidance, refer to ASC 230.

7.	Please provide us with your analysis for the treatment the purchase of 10,000,000 shares of Preferred A-1 Stock for $500,000 as a financing activity on your Statement of Cash Flows for 2021. Your analysis should address when the reverse acquisition was consummated, including the date on which the the preferred stock was transferred for $500,000; the ownership structure before the Preferred A-1 Stock transfer and the ownership structure after the Preferred A-1 Stock transfer; and the nature and terms of the transaction that resulted in the Preferred A-1 Stock no-longer being issued and outstanding.

Exhibits

8.   Reference is made to Exhibit 23.1. Please have your Independent Registered Public Accounting Firm revise its consent to reference the correct amendment.. The consent currently references Amendment No. 1 to Form S-1 rather thanAmendment No. 2 to Form S-1.

General

9.   Please revise to provide the correct printed name for your Chief Financial Officer. In this regard, we note that on page II-5 the signature for your Chief Financial Officer is Mike Goossen, but the printed name is Kathy M. Griffin. See Instruction 2 to Signatures in Form S-1.

You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matthew McMurdo, Esq.